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                                                                    CONFIDENTIAL
                                                         FOR COMMISSION USE ONLY

                          NETWORK COMMUNICATIONS, INC.
                              2305 Newpoint Parkway
                          Lawrenceville, Georgia 30043




August 4, 2006



VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Attention:  Joshua Ravitz
            Jeffrey Jaramillo
            Max A. Webb


Re: Network Communications, Inc. Registration Statement on Form S-4 (SEC File No. 333-134701) Originally Filed June 2, 2006
            ---------------------------------------------------------------

Ladies and Gentlemen:

     Network Communications, Inc. (as the case may be, the "Company" or "Registrant") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (the "Registration Statement") in connection with the Company's proposed offer (the "Exchange Offer") to exchange an aggregate principal amount of up to $175,000,000 10 3/4% Senior Notes due 2013 (the "Old Notes") for up to $175,000,000 10 3/4% Senior Notes due 2013 (the "New Notes"). The obligations of the Company under the New Notes will be guaranteed on an unsecured senior basis by each of the Company's subsequently acquired or organized domestic subsidiaries.

     This letter is to supplementally advise the Commission that the Registrant is registering the Company's Exchange Offer in reliance on the Commission's position enunciated in Exxon Capital Holdings Corporation (available May 13,
1988) ("Exxon Capital"), Morgan Stanley & Co. Incorporated (available June 5,
1991) and Shearman & Sterling (available July 2, 1993).

     The Registrant hereby represents that it has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrant's information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no

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arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any securityholder using the Exchange Offer to participate in a distribution of the securities to be acquired in the Exchange Offer (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act") in connection with a secondary resale transaction, and (ii) if such person is a broker-dealer who acquired Old Notes for its own account as a result of market-making activities or other trading activities and who receives New Notes pursuant to the Exchange Offer, such person may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes received in respect of such Old Notes pursuant to the Exchange Offer, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to the resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer). The Registrant acknowledges that such a secondary resale transaction by a person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

     The Registrant also hereby represents that it has included in the Letter of Transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision: If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer.

     The Registrant also hereby represents that it has included in the Letter of Transmittal to be executed by the exchange offeree a representation to the effect that, by accepting the Exchange Offer, the exchange offeree represents to the Registrant that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.


                                Very truly yours,


                                                NETWORK COMMUNICATIONS, INC.

                                                By:    /s/ Daniel McCarthy
                                                     -------------------------
                                                Name:  Daniel McCarthy
                                                Title: Chief Executive Officer

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